Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Takung Art Co., Ltd.

We hereby consent to the incorporation of our report dated April 15, 2022, in the Registration Statement on Form F-4, under the Securities Act of 1933 (File No. 333-          ) with respect to the consolidated balance sheets of Takung Art Co., Ltd and its subsidiaries (collectively the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes included herein.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

San Mateo, California	WWC, P.C.
December 19, 2022	Certified Public Accountants
PCAOB ID No. 1171